Fintech Ecosystem Development Corp.

100 Springhouse Drive, Suite 204

Collegeville, PA 19426

October 14, 2021

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Fintech Ecosystem Development Corp.

Registration Statement on Form S-1, as amended

Filed May 7, 2021

File No. 333-255906

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fintech Ecosystem Development Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m., Eastern time, on October 18, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Saiful Khandaker
Saiful Khandaker
Chief Executive Officer

cc:	Cadwalader, Wickersham & Taft LLP